# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Teamshares Inc., CIK 0002048951
CUSIP: 87821B109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 214 Sullivan Street, 3B, New York, New York (NY), 10012
Date of event which requires filing of this statement: 06/18/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001767515

## Reporting persons
- Spark Capital Growth Fund III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,608,626; sole dispositive power 0; shared dispositive power 3,608,626; aggregate amount beneficially owned 3,608,626 (5% of the class)
- Spark Capital Growth Founders' Fund III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 36,813; sole dispositive power 0; shared dispositive power 36,813; aggregate amount beneficially owned 36,813 (0.1% of the class)
- Spark Growth Management Partners III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,645,439; sole dispositive power 0; shared dispositive power 3,645,439; aggregate amount beneficially owned 3,645,439 (5.1% of the class)

## Item 1. Issuer
Name of issuer: Teamshares Inc.
Address of issuer's principal executive offices: 214 Sullivan Street, 3B, New York, New York 10012

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

Spark Capital Growth Fund III, L.P.

Spark Capital Growth Founders' Fund III, L.P.

Spark Growth Management Partners III, LLC
Address of principal business office or, if none, residence: The principal business office address for each of the Reporting Persons is 200 Clarendon Street, Floor 59, Boston, MA 02116.
Citizenship: Each of the Reporting Persons is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4.

The ownership information presented herein represents beneficial ownership of Common Stock as of the date of this filing, based upon 71,985,774 shares of Common Stock outstanding as of June 18, 2026 as disclosed by the Issuer.

Consists of (i) 3,608,626 shares held by Spark Capital Growth Fund III, L.P. and (ii) 36,813 shares owned by Spark Capital Growth Founders' Fund III, L.P. Spark Growth Management Partners III, LLC is the general partner of each of Spark Capital Growth Fund III, L.P. and Spark Capital Growth Founders' Fund III, L.P. Alex Finkelstein, Jeremy Philips, and Santo Politi are the Managing Members of Spark Growth Management Partners III, LLC and hold voting and dispositive power over the shares held by Spark Capital Growth Fund III, L.P. and Spark Capital Growth Founders' Fund III, L.P. Each of the foregoing persons disclaims beneficial ownership of the reported shares.
Percent of class: See the information contained on the cover pages to this Schedule 13G.
Sole power to vote or to direct the vote: See the information contained on the cover pages to this Schedule 13G.
Shared power to vote or to direct the vote: See the information contained on the cover pages to this Schedule 13G.
Sole power to dispose or to direct the disposition: See the information contained on the cover pages to this Schedule 13G.
Shared power to dispose or to direct the disposition: See the information contained on the cover pages to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99: Joint Filing Agreement.

## Signatures
- Spark Capital Growth Fund III, L.P.: By: Spark Growth Management Partners III, LLC, its General Partner, By: /s/ Alexa Lyons, Alexa Lyons, Authorized Signatory (06/26/2026)
- Spark Capital Growth Founders' Fund III, L.P.: By: Spark Growth Management Partners III, LLC, its General Partner, By: /s/ Alexa Lyons, Alexa Lyons, Authorized Signatory (06/26/2026)
- Spark Growth Management Partners III, LLC: By: /s/ Alexa Lyons, Alexa Lyons, Authorized Signatory (06/26/2026)